SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                             HONDO OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                           --------------------------
                         (Title of class of securities)

                                   438138-10-9
                                   -----------
                                 (CUSIP Number)

                             Richard A. Rubin, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
            ---------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                 March 10, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]










                               Page 1 of 83 Pages

CUSIP No. 438138-10-9                           Page 2 of 83 Pages


Response to Question   1:           Lonrho Plc
Response to Question   2:           (a)
Response to Question   3:           SEC USE ONLY
Response to Question   4:           BK, OO
Response to Question   5:           N/A
Response to Question   6:           England
Response to Question   7:                    0
Response to Question   8:           10,343,686    (shared with subsidiaries)
Response to Question   9:                    0
Response to Question 10:            10,343,686    (shared with subsidiaries)

Response to Question 11:            10,343,686    (includes all shares owned by
                                                  all group members)
Response to Question 12:            N/A
Response to Question 13:            70.4%
Response to Question 14:            HC;CO

CUSIP No. 438138-10-9                           Page 3 of 83 Pages

Response to Question   1:           London Australian & General Property
                                     Company Limited
Response to Question   2:           (a)
Response to Question   3:           SEC USE ONLY
Response to Question   4:           AF
Response to Question   5:           N/A
Response to Question   6:           England
Response to Question   7:             1,692,486   (includes 909,090 shares
                                                  subject to a right to
                                                  convert certain debt)
Response to Question   8:             8,651,200   (shared with subsidiary)
Response to Question   9:             1,692,486   (includes 909,090 shares
                                                  subject to a right to
                                                  convert certain debt)
Response to Question 10:              8,651,200   (shared with subsidiary)
Response to Question 11:            10,343,686    (includes all shares owned
                                                  by all group members)
Response to Question 12:            X
Response to Question 13:            70.4%
Response to Question 14:            HC; CO

CUSIP No. 438138-10-9                           Page 4 of 83 Pages

Response to Question   1:           The Hondo Company
Response to Question   2:           (a)
Response to Question   3:           SEC USE ONLY
Response to Question   4:           OO
Response to Question   5:           N/A
Response to Question   6:           New Mexico
Response to Question   7:           8,651,200
Response to Question   8:                   0
Response to Question   9:           8,651,200
Response to Question 10:                    0
Response to Question 11:            8,651,200     (may be deemed to beneficially
                                                  own all 10,343,686 shares
                                                  owned by group)
Response to Question 12:            X             (excludes 1,692,486 shares
                                                  deemed beneficially owned by
                                                  other group members)
Response to Question 13:            62.7%         (group's percentage is 70.4%)
Response to Question 14:            HC; CO

CUSIP No. 438138-10-9                           Page 5 of 83 Pages



                                  INTRODUCTION
                                  ------------

            This  statement  is  being  filed  jointly  by  Lonrho  Plc,  London
Australian & General Property Company Limited and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company.

            Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho Plc and Lonrho, Inc. subsequently determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc and which, at the time, held an option to acquire shares of The Hondo Company), a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Since the Original Schedule 13D, The Hondo Company, Thamesedge Ltd.("Thamesedge") and London Australian & General Property Company were added as Reporting Persons. Scottsdale Princess, Inc. ("Scottsdale Princess") subsequently transferred its interest in The Hondo Company and ceased being a Reporting Person. Also, all of the shares of the Issuer's Common Stock and all of the debt of the Issuer (including debt convertible into the Issuer's Common Stock) owned by Thamesedge, another indirect wholly-owned subsidiary of Lonrho Plc, was transferred to London Australian & General Property Company, also an indirect wholly-owned subsidiary of Lonrho Plc. Accordingly, Thamesedge also ceased being a Reporting Person and London Australian & General Property Company Limited became a Reporting Person. Since the filing of Amendment No. 6, Lonrho, Inc. has been merged with and into The Hondo Company. Accordingly, Lonrho, Inc. is no longer a Reporting Person. The Original Schedule 13D, as heretofore amended, is referred to collectively as the "Schedule 13D". This Amendment No. 7 further amends the Schedule 13D.

            All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.

            All terms used, but not defined, in this Amendment No. 7 are as defined in the Schedule 13D as heretofore amended.

Item 2.  Identity and Background.
         -----------------------

            This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL, England; (b) London Australian & General Property Company Limited, a corporation organized under the laws of England, the principal business office of which is located at Four
Grosvenor Place, London SW1X 7DL ("LAGP"); and (c) The Hondo Company, a New Mexico corporation, the

CUSIP No. 438138-10-9                           Page 6 of 83 Pages

principal business office of which is located at 410 East College Boulevard, Roswell, New Mexico 88201 ("Hondo Company"). Lonrho Plc, LAGP and Hondo Company are referred to herein collectively as the "Reporting Persons."

            Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing and the ownership and management of property and hotels.

            LAGP, an indirect wholly-owned subsidiary of Lonrho Plc, is an investment holding company.

            Hondo Company, a wholly-owned subsidiary of LAGP, is a holding company for the shares of the Issuer.

            As a result of their common control relationship, the Reporting Persons, may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

            The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

            During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

            Paragraph (a)(vii) of Item 3 to the Schedule 13D is amended to read as follows:

                        On December 13, 1996, in consideration for providing the Issuer with $13.5 million of additional borrowing capacity under a Revolving Credit Agreement originally entered into in June 1996 (the "Revolving Credit Agreement") and maturity extensions related to indebtedness

CUSIP No. 438138-10-9                           Page 7 of 83 Pages

                        owed by the Issuer to Thamesedge, the Issuer granted to Thamesedge the right to convert $13.5 million of the Issuer's Senior Notes originally issued to Thamesedge in 1988 into shares of the Issuer's Common Stock at a conversion price of $12.375 per share (an aggregate of 1,090,909 shares). This right, which was approved by the Issuer's stockholders at their 1997 annual meeting, expired unexercised on January 1, 1998. On July 2, 1997, in consideration for providing the Issuer with an additional $7.0 million of borrowing capacity under the Revolving Credit Agreement and further maturity extensions related to indebtedness owed by the Issuer to Thamesedge, the Issuer granted Thamesedge the right to convert up to $7.0 million of the Senior Notes at any time prior to the maturity thereof at a conversion price of $7.70 per share (an aggregate of 909,090 shares), subject to approval by the Issuer's stockholders. This right was approved by the Issuer's stockholders at their 1998 annual meeting held on March 10, 1998. The Senior Notes and conversion rights described herein were transferred from Thamesedge to LAGP on August 29, 1997. See paragraph (b)(i) of Item 6.


Item 4.  Purpose of Transaction.
         ----------------------

            Item 4 of the Schedule 13D is amended to read as follows:

            The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer, through Hondo Company, under an arrangement which effectively provided control of the Issuer by Lonrho Plc through a subsidiary, on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in Item 3 increased the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement, as amended, discussed in paragraph (c) of Item 6 was to, among other things, vest control of Hondo Company solely in the Reporting Persons and provide a mechanism by which the interest of the Anderson Family in Hondo Company could become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company
 .

            Lonrho Plc has announced that it intends to restructure its operations, which may entail the divestiture of certain assets. Accordingly, Lonrho Plc reserves the right to divest itself of all or part of its investment in any of the Issuer's direct or indirect controlling stockholders or cause its subsidiaries to divest themselves of all or part of their investment in the Issuer. In this regard, on October 9, 1997, Lonrho Plc retained Morgan Stanley & Co. Incorporated to assess and implement strategic alternatives with respect to the Reporting Person's investment in the Issuer. Such strategic alternatives could include, without limitation, a possible recapitalization of the Issuer or a sale or

CUSIP No. 438138-10-9                           Page 8 of 83 Pages

business combination involving the Issuer or the Reporting Persons' equity interest in the Issuer (including the sale or assumption of the Issuer's debt obligations to the Reporting Persons). (See Item 6).

            Except therefor and except as noted below, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including as a result of the potential conversion by LAGP of certain indebtedness owed to it by the Issuer and the potential acquisition by LAGP of shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to LAGP, each as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except as discussed in the preceding paragraph and except that (i) Hondo Company, as owner, and LAGP, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock;
(ii) LAGP reserves the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued by the Issuer to Thamesedge (and transferred by Thamesedge to LAGP) or LAGP in payment of interest on certain indebtedness at the time owed them by the Issuer; and (iii) all shares owned by the Reporting Persons could also be sold pursuant to Rule 144 under the Securities Act or another exemption from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although LAGP reserves the right to enforce the rights under certain mortgages and a security interest held by it in the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited, securing certain loans made to the Issuer discussed in paragraph (b) of Item 6),
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

CUSIP No. 438138-10-9                           Page 9 of 83 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            Item 5 of the Schedule 13D is amended to read as follows:

            Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,343,686 shares of Common Stock of the Issuer (assuming the conversion by LAGP of $7,000,000 of the indebtedness owed to LAGP by the Issuer which is, as discussed in paragraph (b)(i) of Item 6, convertible into 909,090 shares of the Issuer's Common Stock), representing (based on the 13,788,424 shares of Common Stock which were issued and outstanding on March 15, 1998 and assuming the conversion by LAGP of such $7,000,000 of the indebtedness), approximately 70.3% of the shares of the Issuer's Common Stock that would have been outstanding on March 15, 1998.

            Hondo Company is the owner of 8,651,200 (62.7%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares

            LAGP is the owner of 783,396 of the Issuer's outstanding Common Stock. LAGP also has the right, as discussed in paragraph (b)(i) of Item 6, to convert $7,000,000 of the indebtedness owed to it by the Issuer into 909,090 shares of Common Stock. By virtue of its ownership of Hondo Company as a wholly-owned subsidiary, LAGP may also be deemed to have shared voting and dispositive power over the 8,651,200 shares of the Issuer's outstanding Common Stock owned by Hondo Company. Accordingly, LAGP may be deemed to be the beneficial owner of an aggregate of 10,343,686 shares of the Issuer's Common Stock, which (based on 13,788,424 shares of Common Stock issued and outstanding on March 15, 1998 and assuming the conversion by LAGP of such $7,000,000 of indebtedness) would constitute approximately 70.4% of the shares of the Issuer's Common Stock that would have been outstanding on March 15, 1998.

            Lonrho Plc, by virtue of its ownership of LAGP and Hondo Company as indirect wholly-owned subsidiaries, may be deemed to have shared voting and dispositive power over all 10,343,686 (70.4%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by LAGP and Hondo Company.

            See Item 3 for information concerning the Reporting Person's transactions in the Issuer's Common Stock, which is incorporated herein by reference.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
              with Respect to Securities of the Issuer.
              -----------------------------------------

            Paragraph (b) of Item 6 of the Schedule 13D is amended to read as follows:

CUSIP No. 438138-10-9                           Page 10 of 83 Pages


            (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and LAGP. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and on August 29, 1997 all of the Issuer's indebtedness to Thamesedge was assigned to LAGP. Accordingly, all such indebtedness is now owed to LAGP. The following summary of such indebtedness is qualified in its entirety to the instruments related thereto which are filed as Exhibits to this Schedule 13D.

                        (i)  On  November  30,  1988,   Thamesedge  purchased  a
$75,000,000 13.5% Senior Note, originally due in 1998, from the Issuer in a private placement pursuant to a Note Purchase Agreement. As noted below, the interest rate applicable to this debt is presently 6% per annum. The entire Senior Note is secured by a mortgage on certain real estate owned by the Issuer. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the Note to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. On December 13, 1996, the Issuer and Thamesedge agreed, among other things, that (i) the aggregate principal amount of the Note, plus accrued interest, was to be payable on January 1, 1998, and (ii) subject to approval by the Issuer's stockholders (which was obtained on March 12, 1997), Thamesedge would have the option to convert $13,500,000 of the principal amount of the Note into shares of Common Stock of the Issuer at a conversion price of $12.375 per share (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on December 11, 1996) until January 1, 1998. This conversion right expired unexercised. On July 2, 1997, the Issuer and Thamesedge agreed, among other things, that, subject to approval by the Issuer's stockholders at their next annual meeting (which approval was obtained on March 10, 1998), Thamesedge would have the option to convert $7,000,000 of the principal amount of the Note into shares of Common Stock of the Issuer at a conversion price of $7.70 per share (110% of the closing price of the Issuer's Common Stock on the American Stock Exchange on July 1, 1997), subject to adjustment in the event of stock dividends, splits, combinations and the like. On December 18, 1997, the Issuer and LAGP agreed to amend, and subsequently entered into an amendment to, the Note Purchase Agreement under which the Senior
Note is issued and issued an Amended and Restated Senior Note to, among other things, extend the mandatory redemption date so that the entire Senior Note is now due January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates, the method of payment of interest and the Senior Note holder's conversion rights. At December 31, 1997, the outstanding principal amount due on this Note was $39,733,394 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                        (ii) During  calendar  year 1991,  Lonrho Plc loaned the
Issuer an aggregate of $32,000,000 (the "1991 Loans"). At the time the loans were made the interest rate on such loans was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Issuer paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho Plc provided a $5,000,000

CUSIP No. 438138-10-9                           Page 11 of 83 Pages

loan facility to the Issuer, upon similar terms as these loans (the"1994 Facility"). As noted below, the interest rate applicable to these loans is presently 6% per annum. In December 1995, Lonrho Plc agreed to extend the maturity date of these loans to October 1, 1997. On December 13, 1996, the Issuer and Thamesedge agreed that the principal amount of these loans was to be payable on January 1, 1998. On December 18, 1997, the Issuer and LAGP agreed to, and subsequently entered into, a Consolidated, Amended and Restated Promissory Note with respect to the 1991 Loans (the "1991 Note") and an Amended and Restated Promissory Note with respect to the 1994 Facility (the "1994 Note") to, among other things, extend the due date of the principal amount of these loans so that they are due on January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates and the method of interest payment At December 31, 1997, the outstanding principal amount due on these loans was approximately $34,137,049 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                        (iii) On April 30, 1993, Lonrho Plc loaned to a subsidiary of the Issuer an additional $3,000,000 and, as security, the Issuer's subsidiary granted to Lonrho Plc a Deed of Trust on certain real property. On June 25, 1993, Lonrho Plc loaned the Issuer an additional $4,000,000 and, as security, the Issuer and another subsidiary of the Issuer granted to Lonrho Plc a Deed of Trust on certain other real property. As noted below, the interest rate applicable to these loans is presently 6% per annum. In December 1995, Lonrho Plc agreed to extend the maturity of each note so that each became payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997. On December 13, 1996, Thamesedge, the Issuer and such subsidiaries agreed with the borrowers that the payment of the installments of principal amount of these loans would begin on January 1, 1998. On December 18, 1997, the Issuer and such subsidiaries agreed to, and subsequently entered into, Amended and Restated Promissory Notes in respect of both loans to, among other things, provide that the installment payments under each Note would begin January 15, 1999, subject to potential acceleration if, among other things, events of default contained in indebtedness of the Issuer occurs and to reflect prior agreements concerning interest rates and the method of interest payment At December 31, 1997, the outstanding principal amounts due on these loans were approximately $3,585,681 and $4,672,858, respectively (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

                        (iv) Thamesedge and the Issuer entered into a Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer was entitled to borrow up to $13.5 million from Thamesedge until June 30, 1997. Loans under the Revolving Credit Agreement bear interest at the rate of 13% per annum. On December 13, 1996, the Issuer and Thamesedge agreed to extend the maturity date of indebtedness under the Revolving Credit Agreement to January 1, 1998. On July 2, 1997, the Issuer and Thamesedge agreed to amend and restate the Revolving Credit Agreement. Under the Amended and Restated Revolving Credit Agreement dated as of July 2, 1997, Thamesedge agreed to increase the Issuer's borrowing capacity thereunder by $7.0 million, making the total amount available under the facility $20.5 million until January 1, 1999, when,, subject to potential

CUSIP No. 438138-10-9                           Page 12 of 83 Pages

acceleration if events of default occur, all outstanding loans were to become due and payable. On December 18, 1997, the Issuer and LAGP agreed to further increase the Issuer's borrowing capacity thereunder to $27.5 million (and an additional $7.5 million which may be used only to fund any interest added to principal in the manner discussed below) until January 1, 1999, when all outstanding loans thereunder become due and payable. The Amended and Restated Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. At December 31, 1997, the outstanding principal amount under this facility was approximately $18,866,027 (including, as discussed below, accrued interest through October 1, 1997 which was added to principal).

            On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to LAGP its rights in and to such share of the Issuer's net profit.

            On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans described in (i) - (iii) above to 6% per annum effective September 30, 1993 and defer principal payments on the loans. Lonrho Plc, Thamesedge and the Issuer also agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due (the Amended and Restated Revolving Credit Agreement contains a similar provision), then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon LAGP may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge (and transferred from Thamesedge to LAGP) pursuant to this arrangement.

            As part of the agreement entered into on December 13, 1996 described above among Thamesedge, the Issuer and certain subsidiaries of the Issuer, the Issuer granted to Thamesedge (in addition to any other security described above), as security for all of the loans described above (other than the $13.5 million of indebtedness described in (i) above which was convertible into Common Stock), a security interest in all of the shares of the Issuer's subsidiary, Hondo Magdalena Oil & Gas Limited. A formal Security Interest Agreement to document this pledge was entered into on May 13, 1997 and was, based on the parties' December 18, 1997 agreement, amended by a First Amendment dated March 18, 1998 to, among other things, delete the $13.5 million exclusion. This security interest has been assigned to LAGP.

CUSIP No. 438138-10-9                           Page 13 of 83 Pages

Item 7.  Material to be filed as Exhibits.
         --------------------------------

            Item 7 of the Schedule 13D is amended to read as follows:

1 o Agreement, dated March 23, 1998 between the Reporting Persons with respect to their joint filing of this statement.

2(a) Power of Attorney dated October 6, 1994 executed by Lonrho Plc in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(b)* Power of Attorney dated January 8, 1996 executed by Thamesedge Ltd. in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(c)+ Power of Attorney dated October 15, 1997 executed by London Australian & General Property Company Limited in favor of John F. Price and Rudolph H. Funke with respect to the execution of the
               Schedule 13D, including all amendments thereto.

3 Assignment Agreement dated as of October 3, 1994 between Union Bank and Lonrho Plc.

4 Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson.

5 Shareholders' Agreement dated October 17, 1986 by and among Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company).

6              Option  Agreement  dated as of July 6,  1993  between  Robert  O.
               Anderson and Scottsdale Princess, Inc.

7 Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8(a) Letter Agreement dated December 17, 1993 by and among the Issuer, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge, Ltd.

8(b)o Letter Agreement dated as of December 18, 1997 between the Issuer and LAGP modifying Letter Agreement dated December 17, 1993.

9+ Settlement Agreement dated August 23, 1995 between the Reporting Persons (other than Thamesedge Ltd. and Hondo Company) and the Anderson Family.

CUSIP No. 438138-10-9                           Page 14 of 83 Pages

10* Revised Settlement Agreement dated December 20, 1995 between the Reporting Persons (other than Thamesedge) and the Anderson Family.

11* First Amendment dated January 5, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

12x Second Amendment dated May 14, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

13+ Third Amendment dated August 28, 1997 to Revised Settlement Agreement between Lonrho Plc, Lonrho, Inc. and the Anderson Family

14 Letter Agreement dated December 13, 1996 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1996, File No. 1-8979).

15 Letter Agreement dated December 18, 1997 by and among Thamesedge, the Issuer, Via Verde Development Company and Newhall Refining Co., Inc. (incorporated by reference to Exhibit 10.17 to the Issuer's Annual Report on Form 10-K for the year ended September 30, 1997, File No. 1-8979).

16(a)(1) Amended and Restated Revolving Credit Agreement dated as of July 2, 1997 by and between the Issuer and Thamesedge (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

16(a)(2)o      First  Amendment  dated as of  December  18,  1997 to Amended and
               Restated Revolving Credit Agreement between the Issuer and LAGP, including forms of Promissory Note issued thereunder and First
               Guaranty Amendment from Hondo Magdalena.

16(b)(1) Guaranty dated as of July 2, 1997 of Hondo Magdalena Oil & Gas Limited ("Hondo Magdalena") to Thamesedge guaranteeing the obligations of the Issuer under the Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit
               10.4 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

16(b)(2)o      First Guaranty  Amendment  dated as of December 18, 1997 of Hondo
               Magdalena to LAGP.

17(a) Security Interest Agreement dated May 13, 1997 by and between the Company, Thamesedge Ltd., Folio Trust Company Limited and Folio Nominees Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No. 1-8979).

17(b)o First Amendment dated March 18, 1998 to Security Interest Agreement by and between the Issuer, LAGP, Folio Trust Company Limited and Folio Nominees Limited.

CUSIP No. 438138-10-9                           Page 15 of 83 Pages

18(a)(1) Note Purchase Agreement and Letter Amendment dated November 28, 1988 between the Issuer and Thamesedge (incorporated by reference to Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, File No. 1-8979).

18(a)(2)o      Amendment  to Note  Purchase  Agreement  dated as of December 18,
               1997 between the Issuer and LAGP.

18(b)o Amended and Restated 6% Senior Note due January 15, 1999 from the Issuer to LAGP

19  o          Consolidated,  Amended  and  Restated Promissory Note dated as of
               December 18, 1997 from the Issuer to LAGP.

20(a)o         Amended and  Restated  Promissory  Note dated as of December  18,
               1997  from  Via  Verde   Development   Company,   a  wholly-owned
               subsidiary of the Issuer, to LAGP.

20(b)(1) Guaranty dated April 30, 1993 from the Issuer to Lonrho Plc (incorporated by reference to Exhibit 19.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, File No. 1-8979).

20(b)(2)o      First Guaranty  Amendment  dated as of December 18, 1997 from the
               Issuer to LAGP.

21 o Amended and Restated Promissory Note dated as of December 18, 1997 from the Issuer to LAGP.

---------------------

+     Filed with Amendment No. 1 to the Schedule 13D.

*     Filed with Amendment No. 2 to the Schedule 13D.

x     Filed with Amendment No. 3 to the Schedule 13D.

+     Filed with Amendment No. 6 to the Schedule 13D.

o     Filed herewith.

      All exhibits (other than those filed herewith, filed with an amendment to this Report or incorporated by reference) were filed with the original
      Schedule 13D.

CUSIP No. 438138-10-9                           Page 16 of 83 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:              March 24, 1998

                                           Lonrho Plc

                                           By: /s/ John F. Price
                                              -----------------------------
                                                John F. Price
                                                Under Power of Attorney
                                                dated October 6, 1994


                                           London Australian & General Property
                                               Company Limited

                                           By: /s/ John F. Price
                                              -----------------------------
                                                John F. Price
                                                Under Power of Attorney
                                                dated October 15, 1997



                                           The Hondo Company

                                           By: /s/ John F. Price
                                              -----------------------------
                                                John F. Price, President

CUSIP No. 438138-10-9                                   Page 17 of 83 Pages

                                   APPENDIX A
                                   ----------

I.          Lonrho Plc

            Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

 NAME AND                PRINCIPAL
 POSITION HELD           OCCUPATION
 WITH LONRHO PLC         OR EMPLOYMENT      BUSINESS ADDRESS       CITIZENSHIP
 ---------------         -------------      ----------------       -----------

Sir John Craven          Director of        Four Grosvenor Place  United Kingdom
Non-Executive            Companies          London SW1X 7DL,
  Chairman                                   England

S.E. Jonah               Director           Four Grosvenor Place  Ghana
Director                 Lonrho Plc and     London, SW1X 7DL,
                         Ashanti Goldfields   England
                         Company Limited

N.J. Morrell             Director           Four Grosvenor Place  United Kingdom
Chief Executive/Director Lonrho Plc         London, SW1X 7DL,
                                              England

R.E. Whitten             Director           Four Grosvenor Place  United Kingdom
Finance Director         Lonrho Plc         London, SW1X 7DL,
                                              England

Terence Wilkinson        Director           Four Grosvenor Place  South Africa
Director                 Lonrho Plc         London, SW1X 7DL,
                                             England

M.J. Pearce              Company Secretary  Four Grosvenor Place  United Kingdom
Company Secretary        Lonrho Plc         London, SW1X 7DL,
                                              England

Sir John Leahy,          Director           Four Grosvenor Place  United Kingdom
  K.C.M.G.               Lonrho Plc         London, SW1X 7DL,
Non-Executive                                England
  Independent Director

CUSIP No. 438138-10-9                             Page 18 of 83 Pages

 NAME AND                PRINCIPAL
 POSITION HELD           OCCUPATION
 WITH LONRHO PLC         OR EMPLOYMENT      BUSINESS ADDRESS       CITIZENSHIP
 ---------------         -------------      ----------------       -----------

Peter Harper             Director of        Four Grosvenor Place  United Kingdom
Non-Executive            Companies          London, SW1X 7DL,
 Independent Director                         England

J R B Phillimore         Business           Four Grosvenor Place  United Kingdom
Non-Executive            Adviser            London, SW1X 7DL,
Independent Director                          England

Stephen Walls            Chairman           Four Grosvenor Place  United Kingdom
Non-Executive            Albert Fisher      London, SW1X 7DL,
 Independent Director      Group Plc          England

Sir Alastair Morton      Honorary Chairman  Four Grosvenor Place  United Kingdom
Non-Executive            of Eurotunnel      London, SW1X 7DL,
 Independent Director    Non-Executive        England
                         Director:
                         National Power PLC
                         BrockBank Group
                         Advisor to:
                         Group Executive Board
                         of ABB Daimler-Benz
                         Transportation
                         Vice Chancellor:
                         University of Cambridge

CUSIP No. 438138-10-9                                   Page 19 of 83 Pages

II.         London Australian & General Property Company Limited
            ----------------------------------------------------

            Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of London Australian & General Property Company Limited.


NAME AND                 PRINCIPAL
POSITION HELD            OCCUPATION
WITH LAGP                OR EMPLOYMENT      BUSINESS ADDRESS      CITIZENSHIP
---------                -------------      ----------------      -----------

N.J. Morrell             Director           Four Grosvenor Place  United Kingdom
Director                 Lonrho Plc         London, SW1X 7DL,
                                              England

R.E. Whitten             Director           Four Grosvenor Place  United Kingdom
Director                 Lonrho Plc         London, SW1X 7DL,
                                              England

CUSIP No. 438138-10-9                                   Page 20 of 83 Pages


III.        Hondo Company

            Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

NAME AND                 PRINCIPAL
POSITION HELD            OCCUPATION
WITH HONDO COMPANY       OR EMPLOYMENT      BUSINESS ADDRESS      CITIZENSHIP
------------------       -------------      ----------------      -----------


John F. Price            President          805 Third Avenue      United States
President and            Princess Hotels    New York, New York
 Director                                     10022

Richard W. Reese         Vice President     410 East College Blvd.United States
Vice President           Hondo Company      Roswell, New Mexico

S.H. Cavin               Counsel            410 East College Blvd.United States
Secretary                Hondo Company      Roswell, New Mexico

R.E. Whitten             Director           Four Grosvenor Place  United Kingdom
Director                 Lonrho Plc         London, SW1X 7DL,
                                              England

N.J. Morrell             Director           Four Grosvenor Place  United Kingdom
Director                 Lonrho Plc.        London, SW1X 7DL
                                              England

CUSIP No. 438138-10-9                                       Page 21 of 83 Pages

                                                                       EXHIBIT 1
                                                                       ---------

            The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:              March 24, 1998
                                                   Lonrho Plc


                                                   By: /s/ John F. Price
                                                      --------------------------
                                                        John F. Price
                                                        Under Power of Attorney
                                                        dated October 6, 1994


                                                   London Australian & General
                                                       Property Company Limited



                                                   By: /s/ John F. Price
                                                      --------------------------
                                                        John F. Price
                                                        Under Power of Attorney
                                                        dated October 15, 1997



                                                   The Hondo Company.


                                                   By: /s/ John F. Price
                                                      --------------------------
                                                        John F. Price, President